January 25, 2008

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

CF/AD2

100 F Street, NE

Washington, D.C. 20549-3561

Re:	iGate Corporation
Form 10-K for the Year Ended December 31, 2006
Filed March 15, 2007
File No. 0-21755

Dear Mr. Kronforst:

This letter is in response to your letter dated December 31, 2007 to iGate Corporation (the “Company”). Your letter included eight comments to which we responded below. For your convenience, we have set forth each comment and provided our responses immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

1.	SEC COMMENT: In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, you disclose that changes in iGate Solutions revenue was due to new customer wins and an increase in business from recurring customers, but you give no indication as to the relative impact of each factor. You also disclose that 2005 revenues increased due to increases in billable hours in India and increases in billing rates in the U.S and India but have not quantified the amount of the change in reported sales that is attributable to changes in volume versus changes in price. Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

COMPANY RESPONSE: In regards to the first example cited in your comment, the Company does not view the distinction between new customers and new engagements for existing customers to be meaningful disclosure as both are the result of the similar sales and marketing processes and efforts. Therefore, we did not indicate the relative impact of each factor.

Mr. Mark Kronforst

January 25, 2008

In regards to the second example cited, an approximated 2.5% of the overall 5.0% revenue increase for 2005 (as described on the top of page 26), was attributable to an increase in billable rates. However, the reference in the 10-K on page 26 to increases in billable hours in India was only intended to convey the fact that the Company’s customers continued to move more work to India. It was not intended to be an indication of higher revenues.

In future filings, the Company will clarify this disclosure and attempt to quantify the amount of the change in reported sales that is attributable to material changes in volume versus material changes in price.

2.	SEC COMMENT: We also note that you appear to attribute increases in 2006 revenue to improvements in your “onsite/offshore ratio.” We also note that you disclose the onsite/offshore ratio in your earnings release which was furnished on Form 8-K on February 27, 2007. Please tell us the extent that you use the onsite/offshore ratio as a key indicator to manage your business and how you believe this indicator contributes to understanding and evaluating your company. In addition, tell us what consideration you gave to disclosing the onsite/offshore ratio in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

COMPANY RESPONSE: The Company’s onsite offshore ratio is not of itself a direct indicator of revenue levels. The reference on page 21 in the 10-K was intended to convey the Company’s perception that its increase in offshore work reflected what the Company believed was a general increase of customers moving more work offshore to India.

The onsite/offshore ratio indicates the geographic location of work performed by iGate Solutions, as set forth on page 2 under the heading “Reportable Financial Segments” of Form 10-K. The ratio indicates the amount of work performed in the U.S. versus work performed in India for iGate Solutions. An “improvement” in the onsite/offshore ratio, as discussed on page 21 of the Management Discussion and Analysis, generally leads to an increase in profitability, as the lower labor costs for the “offshore” work performed in India, increase overall profits for iGate Solutions.

The Company considered including the specific ratio in our MD&A analysis but did not feel that the actual ratio itself is meaningful to understanding the Company’s revenue performance.

Mr. Mark Kronforst

January 25, 2008

3.	SEC COMMENT: Please tell us whether you use any utilization statistics to manage and evaluate your business considering that you provide services. If so, explain why you have not disclosed such statistics.

COMPANY RESPONSE: With respect to utilization, the Company uses its bench costs (i.e. costs for consultants not utilized) as a component of its gross margin. See Footnote 3 to Item 6 (at the bottom of page 15) under the heading of “Selected Financial Information.” The Company uses utilization statistics to monitor and evaluate the performance of its internal operational management team, but considers such utilization statistics in conjunction with many other aspects in determining profitability, such as increases or decreases in billable rates, increases or decreases in the number of client projects commenced and completed, project overruns, consultant and employee hiring and attrition, as well as the mix of time-and-materials projects versus proportional performance and maintenance projects. Any increase or decrease in utilization will be considered in light of its importance to this total profit evaluation, and for the year ended 2006, there were no increases or decreases in utilization that materially affected the Company.

Liquidity and Capital Resources, page 29

4.	SEC COMMENT: We note that you provide little discussion of cash flows from operating activities. In this regard, we note that there were material changes in several working capital line items, but you have not disclosed why these changes occurred. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect your cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

COMPANY RESPONSE: The following working capital line items changed significantly from 2005 to 2006, and as such are underlying drivers of operating cash flows: (1) accounts receivable and unbilled receivables; (2) accrued and other current liabilities; and (3) restructuring reserves. See Consolidated Statements of Cash Flows on page 44 of Form 10-K.

Accounts receivable and unbilled receivables increased $3.2 million, primarily due to higher fourth quarter 2006 revenues as compared to the fourth quarter of 2005. Accrued and other liabilities increased $2.3 million primarily due to higher payroll and benefit accruals of $1.5 million at year end, and the recording of a $1.1 million lawsuit pertaining to the payment of overtime compensation on one specific customer project. Restructuring reserves decreased by $4.8 million due to $1.3 million of cash payments made during the year against these prior reserves, the favorable settlement of a bankruptcy matter for $.5 million and the sublet of abandoned office space in the U.K. for $2.5 million.

Mr. Mark Kronforst

January 25, 2008

Given the Company’s strong overall cash position with cash and short-term investments of $84 million as of December 31, 2006 as well as the fact that total cash flows from operating activities was approximately the same in 2006 as in 2005 ($14.5 million versus $14.0 million), the Company did not view the changes to its operating cash flow as material. Nonetheless, in future filings, when there are significant changes to the operating cash flows, the Company will discuss in greater detail the material factors that caused such changes.

Executive Compensation (incorporated from Definitive Schedule 14A)

Compensation Discussion and Analysis, Definitive Schedule 14A, pages 11-16

5.	SEC COMMENT: We note your disclosure that Messrs. Wadhwani and Trivedi voluntarily declined bonuses in 2006 and other executive officers received bonuses based on undisclosed performance targets. Item 402(b)(2)(ix) of Regulation S-K requires explanation of the factors considered in decisions to increase or decrease compensation materially in your compensation discussion and analysis. Please explain how you will consider this requirement in your future disclosure.

COMPANY RESPONSE: In future filings, the compensation discussion and analysis will disclose the factors considered in a material increase or decrease of compensation to an executive officer, including the extent to which the Committee factored into its analysis the opinion of the executive officer.

Grants of Plan-Based Awards, Definitive Schedule 14A, page 18

6.	SEC COMMENT: We note your disclosure of information related to equity awards in the grants of plan-based awards table. Item 402(d) of Regulation S-K requires non-equity awards to be disclosed as well. Please explain why the bonus program(s) applicable to your executive officers in 2006 was not addressed in the equity award columns of the plan-based awards table.

COMPANY RESPONSE: Given that these annual bonus payments are fully earned, are paid within 30 days of year end and do not include any prospect of future payments with respect to the awards, the Company believed that the proper disclosure was to include the annual bonuses in the Summary Compensation Table on page 17. The Company’s bonus programs do not cover more than one year at a time. However, in light of the Staff’s comment, we will include disclosure under 402(d) in future filings.

Mr. Mark Kronforst

January 25, 2008

7.	SEC COMMENT: It appears from your disclosure that potential and actual bonuses are earned based on the achievement of certain performance targets. With respect to your disclosure of non-equity awards in the grants of plan-based awards table, Items 402(d)(2)(iii) and (iv) of Regulation S-K, respectively, require the presentation of threshold, target, and maximum payout information. Please tell us whether you considered the above referenced requirements and, if so, why you have not disclosed such information.

COMPANY RESPONSE: As discussed above, the Company did not believe that 402(d) disclosure applied to its annual bonus arrangement. In light of the Staff’s comment, Item 402(d) disclosure, including threshold, target and maximum, will be included in future filings.

Signatures

8.	SEC COMMENT: General Instruction D(2)(a) of Form 10-K provides that your principal financial officer and either a controller or chief accounting officer must sign the report. In addition, a majority of your board of directors must also sign the report. Your next filing and all subsequent filings must contain these signatures. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing.

COMPANY RESPONSE: We acknowledge the Staff’s comment. The signatures were inadvertently omitted. We will provide these signatures on all subsequent filings.

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses provided herein, please do not hesitate to call me (412-787-9590).

Sincerely,

Michael J. Zugay

Sr. Vice President and CFO

cc: Sunil Wadhwani